SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

STREAM GLOBAL SERVICES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Common Stock, par value $0.001

(Title of Class of Securities)

86323M 100

(CUSIP Number of Class of Securities)

R. Scott Murray

Chairman and Chief Executive Officer

125 High Street, 30th Floor

Boston, Massachusetts 02110

(617) 517-3252

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mark G. Borden, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$166,056,638	$6,526.03

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 20,757,046 shares of outstanding common stock of Stream Global Services, Inc., par value $0.001 per share, at the tender offer price of $8.00 per share.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $39.30 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,526.03	Filing Party: Stream Global Services, Inc.
Form or Registration No.: TO/005-83214	Date Filed: August 7, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) supplements and amends the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Stream Global Services, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on August 7, 2008, relating to its offer to purchase for cash up to 20,757,046 shares of its common stock, par value $0.001 per share (the “shares”), at a price of $8.00 per share, net to the seller in cash, without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 7, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Amendment No. 1 also supplements and amends the Offer to Purchase.

ISSUER TENDER OFFER STATEMENT ON SCHEDULE TO

Item 4.	Terms of the Transaction

1. The fourth paragraph of the section “Tendering Stockholders’ Representations and Warranties; Tender Constitutes an Agreement” on page 25 of the Offer to Purchase is hereby deleted in its entirety and replaced by the following:

“A tender of shares made pursuant to any method of delivery set forth herein will also constitute an acknowledgement by the tendering stockholder that: (i) the offer is discretionary and may be extended, modified, suspended or terminated by us as provided herein; (ii) such stockholder is voluntarily participating in the Offer; (iii) the future value of our common stock is unknown and cannot be predicted with certainty; (iv) such stockholder has consulted his, her or its tax and financial advisors with regard to how the Offer will impact the tendering stockholder’s specific situation; (v) any foreign exchange obligations triggered by such stockholder’s tender of shares or receipt of proceeds are solely his, her or its responsibility; and (vi) regardless of any action that we take with respect to any or all income/capital gains tax, social security or insurance tax, transfer tax or other tax-related items (“Tax Items”) related to the Offer and the disposition of shares, such stockholder acknowledges that the ultimate liability for all Tax Items is and remains his, her or its sole responsibility. In that regard, a tender of shares shall authorize us to withhold all applicable Tax Items potentially payable by a tendering stockholder. Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to certain conditions of the Offer.”

2. The penultimate sentence of the section “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects” on page 26 of the Offer to Purchase is hereby deleted in its entirety.

3. The second sentence of the fifth paragraph of Section 5 on page 28 of the Offer to Purchase is hereby deleted in its entirety and replaced by the following:

“However, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately three business days after the Expiration Date.”

Item 6.	Purposes of the Transaction and Plans or Proposals

The second sentence of the first paragraph of the section “Incorporation by Reference” on page 32 is hereby amended to add “by filing an amendment to the Schedule TO for such purpose:” after “August 7, 2008”.

OFFER TO PURCHASE

Risk Factors

The last three sentences of the risk factor on page 10 of the Offer to Purchase “Ares is our largest stockholder and has significant influence and control over our management and affairs” is hereby deleted in its entirety and replaced by the following:

“This percentage would increase to approximately 72% of our common stock on an as converted basis, based on our outstanding shares as of August 7, 2008 and (i) assuming conversion of all the Series A Preferred Stock, (ii) assuming no exercise of any of our outstanding warrants, (iii) assuming the Offer is fully subscribed and (iv) excluding all shares as to which Conversion Rights have been exercised. In addition, Ares is entitled to appoint to our board of directors a number of directors proportional to its ownership percentage. As a result, Ares currently has significant influence and control over our management and affairs, and following the Offer will have majority voting control and be entitled to appoint a majority of our board of directors.”

Section 7.	Conditions of the Offer

1. The first paragraph of Section 7 of the Offer to Purchase on pages 29 and 30 is hereby deleted in its entirety and replaced by the following:

“Notwithstanding any other provision of the Offer, we will not accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules under the Exchange Act, if at any time on or after the commencement of the Offer and before the Expiration Date, there has been instituted or is pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer or the acquisition of some or all of the shares pursuant to the Offer that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any action or omission to act by us), makes it inadvisable to proceed with the Offer or with acceptance for payment.”

2. The last sentence of the second paragraph of Section 7 of the Offer to Purchase on page 30 is hereby deleted in its entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STREAM GLOBAL SERVICES, INC.

By:	/s/ R. Scott Murray
R. Scott Murray
Chairman and Chief Executive Officer

Date: August 21, 2008

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)**	Offer to Purchase dated August 7, 2008.

(a)(1)(B)**	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)**	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(D)**	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(b)	Not applicable.

(d)(1)*	Employment Agreement dated July 15, 2008 between the Company and R. Scott Murray.

(d)(2)*	Employment Agreement dated July 16, 2008 between the Company and Sheila M. Flaherty.

(d)(3)**	Registration Rights Agreement dated August 7, 2008 between the Company and Ares Corporate Opportunities Fund II, L.P.

(d)(4)**	Stockholder’s Agreement dated August 7, 2008 between the Company and Ares Corporate Opportunities Fund II, L.P.

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference from the Company’s Current Report on Form 8-K dated July 17, 2008.
**	Incorporated by reference from the Company’s Issuer Tender Offer Statement on Schedule TO dated August 7, 2008.

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